SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of The LaPorte Savings Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, Indiana 46350

SAVINGS PLAN FOR EMPLOYEES OF
THE LAPORTE SAVINGS BANK
LaPorte, Indiana

FINANCIAL STATEMENTS
December 31, 2012 and 2011

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
LaPorte, Indiana

FINANCIAL STATEMENTS
December 31, 2012 and 2011

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ......................................................................   1

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...................................................................   16

CROWE HORWATH
Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee
Savings Plan for Employees of The LaPorte Savings Bank
LaPorte, Indiana

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

                                                                                                                /s/ Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 20, 2013

1.

.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS
Participant-directed investments, at fair value (Note 4)	$3,852,816	$3,197,829

Receivables
Notes receivable from participants	157,875	123,230

Total assets	4,010,691	3,321,059

Net assets, reflecting all investments at fair value	4,010,691	3,321,059

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(3,297)	(6,702)

NET ASSETS AVAILABLE FOR BENEFITS	$4,007,394	$3,314,357

See accompanying notes to financial statements.
2.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012

Additions to net assets attributed to:
Dividend and interest income	$32,884

Net appreciation in fair value of investments (Note 4)	609,779
Contributions
Employer’s	51,417
Participants’	301,388
352,805

Total additions	995,468

Deductions from net assets attributed to:
Benefits paid to participants	286,500
Administrative expenses	15,931
Total deductions	302,431

Net increase	693,037

Net assets available for benefits
Beginning of year	3,314,357

End of year	$4,007,394

See accompanying notes to financial statements.
3.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of The LaPorte Savings Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all regular full-time and part-time employees of The LaPorte Savings Bank (the “Company” or the “Employer”) who are age twenty-one or older.  As of February 2010, employees must complete one full calendar year of service prior to participating in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  As of January 1, 2012, all employees who are age twenty one or older were eligible to participate in the Plan at the first entry date following employment.  Entry dates are the first day of each quarter.  There is no longer a service requirement.

Contributions:  Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan and subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributed 25 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan.  Additional profit sharing amounts may be contributed at the option of the Company.  No profit sharing contribution was authorized for the current Plan year.  Contributions are subject to certain limitations.  Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan.  The Plan also includes an automatic contribution arrangement that applies to new participants or re-hired participants as they enter the Plan.  The automatic deferral amount is 3 percent of eligible compensation.  Participants who do not wish to be automatically enrolled may elect not to defer or to defer another percentage.  Participants may complete an In-Plan conversion of their vested account balances from pre-tax contributions to post-tax contributions, which would then be considered taxable income to the participant at the time of conversion.  Participants may not convert notes receivable amounts from pre-tax contributions to post-tax contributions.  The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions.  Catch-up contributions are 401 (k) elective deferral contributions in excess of any limit on such contributions under the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of employer matching contributions, and is charged with his or her withdrawals and an allocation of expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(Continued)

4.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability:  A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at the rate of 20% per year, resulting in 100% vesting after 5 years.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balances resulting from rollover contributions at any time.  A participant who has attained age 59 ½ may withdraw vested account balances resulting from participant or employer contributions at any time after age 59 ½.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.  A participant, who has been an active participant for at least five years, may withdraw their vested account balances resulting from employer contributions that were converted to post tax contributions at any time.

Notes Receivable from Participants:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The Notes Receivable from Participants are secured by the balance in the participant’s account and bear interest at rates that are commensurate with national prevailing rates as determined by the Plan administrator.  Principal and interest are paid through payroll deductions.

Forfeitures:  Forfeitures of employer matching contributions can be used to offset future employer matching contributions or administrative expenses of the Plan or may be redistributed to current participants based upon their relative wages as a discretionary contribution by the Company.

Investment Management Expense:  Investment management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and  included in the investment income (loss) reported by the Plan.

(Continued)

5.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Investments:  The Plan has a significant concentration of investments in LaPorte Bancorp, Inc. stock.  Therefore, the Plan’s investment performance is significantly affected by the performance of LaPorte Bancorp, Inc.

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

6.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties:  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4 – INVESTMENTS

The following presents the fair values of investments held by the Plan:

	December 31,
	2012	2011
Mutual Funds
Franklin DynaTech R Fund,
1,737 and 0 units, respectively	$57,070	$-
American Funds EuroPacific Growth R3 Fund,
4,017 and 3,677 units, respectively	162,498	126,915
Fidelity Advisor Small Cap T Fund,
3,192 and 5,985 units, respectively	69,676	124,000
American Funds Growth Fund of America R3 Fund,
0 and 3,558 units, respectively	-	100,799
American Century Heritage A Fund,
9,207 and 9,019 units, respectively*	198,681	171,717
Delaware Small Cap Value R Fund,
42 and 0 units, respectively	1,682	-
Fidelity Advisor Small Cap Value T Fund,
1,873 and 1,800 units, respectively	29,617	24,659
American Funds American Mutual R3 Fund,
439 and 38 units, respectively	12,376	965
Nuveen Real Estate Securities R3 Fund,
155 and 2,126 units, respectively	3,296	40,367
Oppenheimer Developing Markets N Fund,
452 and 20 units, respectively	15,413	562
	550,309	589,984

(Continued)

7.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 4 – INVESTMENTS (Continued)

	December 31,
	2012	2011
Pooled Separate Accounts
Principal Bond and Mortgage, 81 and 101 units, respectively	80,030	92,677
Principal SmallCap S&P 600 Index, 1,495 and 1,159 units, respectively	41,873	28,086
Principal MidCap S&P 400 Index, 1,191 and 2,810 units, respectively	33,010	66,525
Principal MidCap Value I, 4,474 and 3,771 units, respectively	178,864	128,507
Principal LargeCap S&P 500 Index, 1,145 and 1,766 units, respectively	65,441	87,597
Principal Core Plus Bond I, 8,809 and 1,073 units, respectively	118,115	13,284
Principal Equity Income, 7,883 and 6,357 units, respectively	130,574	93,656
	647,907	510,332

Collective Trusts
Union Bond & Trust Company Principal Stable Value Fund, 7,601 and
15,825 units (contract value $140,242 and $288,294), respectively*	143,539	294,996
Principal Trust Income Fund R3, 9,467 and 8,632 units, respectively	126,663	107,784
Principal Trust Target 2010 Fund R3, 8,807 and 14,591 units, respectively*	130,701	196,528
Principal Trust Target 2015 Fund R3, 7,998 and 8,134 units, respectively	122,605	112,023
Principal Trust Target 2020 Fund R3, 8,203 and 8,729 units, respectively	126,578	119,900
Principal Trust Target 2025 Fund R3, 20,104 and 18,876 units, respectively*	318,854	265,711
Principal Trust Target 2030 Fund R3, 15,210 and 15,121 units, respectively*	244,423	214,073
Principal Trust Target 2035 Fund R3, 2,547 and 3,945 units, respectively	40,625	55,183
Principal Trust Target 2040 Fund R3, 3,866 and 3,497 units, respectively	62,086	48,980
Principal Trust Target 2045 Fund R3, 1,926 and 1,499 units, respectively	31,183	21,146
Principal Trust Target 2050 Fund R3, 129 and 0 units, respectively	2,103	-
Principal Trust Target 2055 Fund R3, 3 and 0 units, respectively	49	-
	1,349,409	1,436,324
Common Stock
LaPorte Bancorp, Inc., 148,655 and 82,649 units, respectively**	1,305,191	661,189

	$3,852,816	$3,197,829
* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current or prior year.
** Denotes investment that represents 5 percent or more of the Plan’s net assets in the current or prior year.  LaPorte Bancorp, Inc., a Maryland corporation, completed its second-step conversion on October 4, 2012 whereby each share of LaPorte Bancorp, Inc., a federal corporation was exchanged for 1.3190 shares of the Company.  Accordingly, the 2011 share units would adjust to 109,014 units to reflect the 1.3190 exchange rate.

(Continued)

8.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 4 – INVESTMENTS (Continued)

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan’s investment categories for the year ended December 31, 2012:

Mutual Funds	$71,596
Pooled Separate Accounts	74,105
Common Stock	327,466
Collective Trusts	136,612

$609,779

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds units of pooled separate accounts managed by Principal Life Insurance Company, collective trusts managed by Principal Trust Company and a stable value fund issued by Union Bond and Trust.  Principal Life Insurance Company, Principal Trust Company and Union Bond and Trust are affiliates of Principal Financial Group.  Principal Trust Company was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  The Plan also paid fees to Principal Life Insurance Company, which represent party-in-interest transactions.  The LaPorte Savings Bank is the Plan trustee.  The Plan also holds shares of LaPorte Bancorp, Inc. common stock (Note 4), and recognized dividend income of $15,920 and $3,288 in 2012 and 2011 from this related party investment.  Notes receivable from participants held by the Plan also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 8, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.  A new determination letter was applied for in January 2011.  A response from the Internal Revenue Service has not yet been received.

(Continued)

9.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$4,007,394	$3,314,357
Deficiency of contract value over estimated
fair value of investment in stable value fund	3,297	6,702

Net assets per the Form 5500	$4,010,691	$3,321,059

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2012 per the financial statements to the net income reported in the 2012 Form 5500:

Increase in net assets available for benefits
per the financial statements	$693,037
Change in deficiency/excess of contract value over estimated
fair value of investment in stable value fund	(3,405)

Net income per the Form 5500	$689,632

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate.  When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).

(Continued)

10.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following presents the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  Investments in LaPorte Bancorp, Inc. (the “Corporation”) common stock are determined by obtaining a quoted price on nationally recognized securities exchanges (level 1 inputs).

Pooled separate accounts:  The fair values of participation units held in pooled separate accounts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  Each of the pooled separate accounts invests either in domestic stocks, fixed income or in single mutual funds which are generally identified in the name of the pooled separate account.  The investment strategies of these pooled separate accounts are consistent with each of the domestic stocks, fixed income and single mutual funds identified in the name of the fund.  Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

(Continued)

11.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

Collective Trusts – Balanced/Asset Allocation: The fair values of participation units held in collective trusts, other than stable value collective trusts, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  They hold diversified portfolios based on certain target-dates, target-risks and specialty investment options.  These collective trusts have been classified into the following categories; Target Date – Fixed Income, Target Date – Equities and Target Date – Blended.  Target Date – Fixed Income collective trusts invest between 65% and 100% of the total collective trust balance in fixed income securities.  Target Date – Equities collective trusts invest between 65% and 100% of the total collective trust balance in equity securities.  All other collective trusts are classified as Target Date – Blended collective trusts.  Each collective trust held directly by the Plan provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice required.

Collective Trusts - Stable value fund:  The fair values of participation units in the stable value fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  The fund’s objective is to provide competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality.  For liquidity purposes, the Fund may have all or a portion of its assets invested in high-quality money market instruments, investment companies and collective investment trusts that meet the investment objectives.  The stable value fund provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

12.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Investments:
Mutual funds:
Large U.S Equity	69,446	-
Small/Mid U.S. Equity	302,952	-
International Equity	177,911	-
Pooled separate accounts:
Large U.S. Equity	-	196,015
Small/ Mid U.S. Equity	-	253,747
Fixed Income	-	198,145
Common Stock	1,305,191	-
Collective Trusts:
Balanced/Asset Allocation
Target Date – Fixed Income	-	126,663
Target Date – Equities	-	825,901
Target Date – Blended	-	253,306
Stable Value Fund	-	143,539

There were no transfers between levels in 2012.

(Continued)

13.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Investments:
Mutual funds:
Large U.S Equity	101,764	-
Small/Mid U.S. Equity	360,743	-
International Equity	127,477	-
Pooled separate accounts:
Large U.S. Equity	-	181,253
Small/ Mid U.S. Equity	-	223,118
Fixed Income	-	105,961
Common Stock	661,189	-
Collective Trusts:
Balanced/Asset Allocation
Target Date – Fixed Income	-	107,784
Target Date – Equities	-	724,993
Target Date – Blended	-	308,551
Stable Value Fund	-	294,996

There were no transfers between levels in 2011.

14.

SUPPLEMENTAL SCHEDULE

15.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

Name of plan sponsor:                                                       The LaPorte Savings Bank
Employer identification Number:                                      35-0461190
Three-digit plan number:                                                   002

	(B)	(C)	(D)	(E)
(A)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Cost	Current Value
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	80,030
		Principal Bond and Mortgage
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	130,574
		Principal Equity Income
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	65,441
		Principal LargeCap S&P 500 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	178,864
		Principal MidCap Value I
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	33,010
		Principal MidCap S&P 400 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	41,873
		Principal SmallCap S&P 600 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	118,115
		Principal Core Plus Bond I
	Franklin Templeton Investments	Registered Investment Company	**	57,070
		Franklin DynaTech R Fund
	Delaware Investments	Registered Investment Company	**	1,682
		Delaware SmCap Value R Fund
	Fidelity Investments	Registered Investment Company	**	69,676
		Fidelity Advisor Small Cap T Fund
	American Funds Service Co.	Registered Investment Company	**	162,498
		American Funds EuroPacific Growth R3 Fund
	American Century Investments	Registered Investment Company	**	198,681
		American Century Heritage A Fund
	Fidelity Investments	Registered Investment Company	**	29,617
		Fidelity Advisor Small Cap Value T Fund
	American Funds Service Co.	Registered Investment Company	**	12,376
		American Funds American Mutual R3 Fund
	Nuveen Asset Management	Registered Investment Company	**	3,296
		Nuveen Real Estate Securities R3 Fund
	Oppenheimer Funds, Inc.	Registered Investment Company	**	15,413
		Oppenheimer Developing Markets N Fund
*	Principal Trust Company	Common/Collective Trust	**	126,663
		Principal Trust Income Fund R3
*	Principal Trust Company	Common/Collective Trust	**	130,701
		Principal Trust Target 2010 Fund R3

(Continued)

16.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2012

Name of plan sponsor:                                                       The LaPorte Savings Bank
Employer identification Number:                                      35-0461190
Three-digit plan number:                                                   002

	(B)	(C)	(D)	(E)
(A)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Cost	Current Value
*	Principal Trust Company	Common/Collective Trust	**	122,605
		Principal Trust Target 2015 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	126,578
		Principal Trust Target 2020 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	318,854
		Principal Trust Target 2025 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	244,423
		Principal Trust Target 2030 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	40,625
		Principal Trust Target 2035 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	62,086
		Principal Trust Target 2040 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	31,183
		Principal Trust Target 2045 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	2,103
		Principal Trust Target 2050 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	49
		Principal Trust Target 2055 Fund R3
*	Union Bond & Trust Co.	Common/Collective Trust	**	143,539
		Principal Stable Value Fund
*	LaPorte Bancorp, Inc.	Employer Security	**	1,305,191
		LaPorte Bancorp, Inc. Stock

*	Participant Loans	Interest rates ranging from 5.25% to 10.25%	**	157,875

				4,010,691
* - Denotes party-in-interest investment.
**- Investment is participant directed, therefore, historical cost is not required.

(Continued)

17.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK

Date: June 20, 2013	By:	/s/ Debra S. Varnak
Debra S. Varnak
Senior Vice President Human Resources
The LaPorte Savings Bank

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM